EXHIBIT 99.4

Creo Inc.

Renewal Annual Information Form

for the fiscal year ended September 30, 2004

February 14, 2005

Table of Contents

1.	CORPORATE STRUCTURE	1
1.1	Name, Address and Incorporation	1
1.2	Intercorporate Relations	2
2.	GENERAL DEVELOPMENT OF THE BUSINESS	2
2.1	The Company	2
2.2	Three Year History	3
	Fiscal 2004	3
	Fiscal 2003	4
	Fiscal 2002	4
2.3	Significant Acquisitions, Dispositions and Events	5
3.	NARRATIVE DESCRIPTION OF THE BUSINESS	5
3.1	Industry Overview	5
3.2	Economic Regions	6
3.3	Principal Product Groups	6
3.4	Product Manufacture and Assembly	7
3.5	Research and Product Development	8
3.6	Sales and Marketing	9
3.7	Customers and Customer Support	9
3.8	Competition	9
3.9	Intellectual Property	10
3.10	Human Resources	10
3.11	Facilities	10
3.12	Corporate Governance	11
	Board of Directors	11
	Composition of the Board	12
	Auditor Independence	12
	Code of Conduct	12
3.13	Risk Factors	13
4.	DIVIDEND POLICY	13
5.	DESCRIPTION OF CAPITAL STRUCTURE	13

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6.	MARKET FOR OUR SECURITIES	14
7.	DIRECTORS AND OFFICERS	14
7.1	Directors of Creo Inc.	15
7.2	Officers of Creo Inc.	16
7.3	Senior Management of Creo	16
8.	AUDIT COMMITTEE INFORMATION	17
9.	AUDITORS, TRANSFER AGENT AND REGISTRAR	18
10.	ADDITIONAL INFORMATION	19

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All dollar amounts referred to in this Annual Information Form are expressed in United States (“U.S.”) dollars unless otherwise indicated.

In this Annual Information Form, "we", "us", the "Company", and "Creo" refer to Creo Inc. and its subsidiaries.

Information Regarding Forward-looking Statements

Certain statements made by Creo in this Annual Information Form, and in other public statements that refer to this section, including without limitation certain statements contained in the section of Creo's 2004 Annual Report entitled Management Discussion and Analysis of Financial Condition and Results of Operations which are not historical facts, are so-called forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These include statements about Creo management’s ("Management") expectations, beliefs, intentions or strategies for the future, which are indicated by words such as anticipates, intends, believes, estimates, forecasts, expects or similar words. For such statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance. All forward-looking statements reflect Management’s current views with respect to future events and are subject to certain risks, uncertainties, and assumptions. Some, but not all, of the important factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements are outlined below. Other risks and uncertainties are identified and discussed elsewhere in this Annual Information Form and from time to time in our filings with Canadian and U.S. regulatory authorities.

1.	CORPORATE STRUCTURE
1.1	Name, Address and Incorporation
Creo Inc. (“Creo”) was founded in 1983 and incorporated under the Canada Business Corporations Act on May 30, 1985. Our registered head office and principal place of business is located at 3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1.

On February 20, 2002 we changed our corporate name from Creo Products Inc. to Creo Inc. Our Articles of Incorporation were amended (i) on February 24, 2004 to increase the number of our Directors from 9 to 12; (ii) on March 31, 2000 to allow the Board of Directors to appoint one or more persons to be Directors; (iii) on May 7, 1999 to subdivide all our then issued and outstanding common shares on a 2 for 1 basis; (iv) on April 28, 1998 to authorize an unlimited number of preferred shares, issuable in series; (v) on February 19, 1996 to restrict the transfer of our shares without the approval of the Board of Directors until such time as our securities are part of a distribution to the public, to increase the number of our Directors from 7 to 9, and to remove the restriction on the number of our shareholders; and (vi) on January 27, 1989 to subdivide our then 46,100 issued common shares into 4,610,000 common shares effective April 17, 1989.

At a meeting of our Directors held on November 13, 2002, pursuant to the provisions of the Canada Business Corporations Act, Creo's By-law No. 1 and By-law No. 2 were repealed and replaced by By-law No. 3. The new By-laws were approved by our shareholders on February 19, 2003.

In August 1999, we conducted our initial public offering following which our shares were listed in Canada on the Toronto Stock Exchange under the symbol “CRE” and in the U.S. on the NASDAQ National Market under the symbol “CREO”.

1.2	Intercorporate Relations
Our principal operating subsidiaries, all of which are directly or indirectly wholly-owned by Creo, are:

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Creo (Schweiz) AG	Switzerland
Creo Americas, Inc.	Washington, U.S.
Creo Asia Pacific Limited	Hong Kong
Creo Asia Pacific (Singapore) Pte. Limited	Singapore
Creo Australia Pty. Limited	New South Wales, Australia
Creo Danmark A/K	Denmark
Creo Deutschland GmbH	Germany
Creo EMEA S.A.	Belgium
Creo Finland OY	Finland
Creo France S.A.R.L.	France
Creo IL Ltd.	Israel
Creo Investments South Africa (PTY) Limited	Republic of South Africa
Creo Italia SrL	Italy
Creo Japan Inc.	Japan
Creo Latin America, Inc.	Delaware, U.S.
Creo Manufacturing America LLC	Wyoming, U.S.
Creo Manufacturing Germany GmbH	Germany
Creo Manufacturing RSA (PTY) Limited	Republic of South Africa
Creo Nederland BV	Netherlands
Creo Österreich GmbH	Austria
Creo Prepress Shanghai Limited	Peoples Republic of China
Creo Seattle, Inc.	Washington, U.S.
Creo Spain SA	Spain
Creo Sverige A/B	Sweden
Creo UK Ltd.	United Kingdom

We also have a number of wholly-owned direct and indirect non-operating subsidiaries, established for financing and investment purposes. These subsidiaries are: (i) Creo Products ULC, a company incorporated under the laws of Nova Scotia, Canada; (ii) Creo SRL, a Society with Restricted Liability organized under the laws of Barbados; (iii) Creo Hungary Prepress Consultancy LLC organized under the laws of Hungary; (iv) Creo Capital Netherlands B.V., organized under the laws of Netherlands; (v) Creo Investments Netherlands B.V., organized under the laws of the Netherlands; (vi) Creo Americas Credit, LLC, organized under the laws of Delaware, U.S., (vii) Creo Ireland Ltd., organized under the laws of Ireland, (viii) Carmel Graphic Systems Inc., organized under the laws of Ontario, Canada, (ix) Creo Financing Poland z.o.o., organized under the laws of Poland, (x) ScenicSoft Europe N.V., organized under the laws of Belgium, (xi) Creo C.C. Holdings (BC) Ltd., organized under the laws of British Columbia, Canada, and (xii) Creo C.C. (USA) Ltd., organized under the laws of Wyoming, U.S.

2.	GENERAL DEVELOPMENT OF THE BUSINESS
2.1	The Company
Creo is a leading developer, manufacturer and distributor of comprehensive digital solutions that automate the prepress phase of commercial printing. Our computer-to-plate (“CTP”) technology transfers digitized text, graphic images and line artwork from desktop publishing computer systems directly onto printing plates, eliminating intensive, complex and costly preparatory steps required by the conventional prepress process. We have helped customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Our technology solutions are based on a foundation of intellectual property and address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Our product lines include software and hardware for CTP imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. We also supply on-press imaging technology, components for digital presses, color servers, and high-speed digital printers.

The graphic arts industry encompasses not just printing, but all the steps needed to get to the printing press including creative design, document production and preparation for printing. Creo is in the business of creating the tools, systems and processes to streamline the stages prior to reaching the press. Our systems have been selected by most of the largest commercial, catalog and publication printers in North America for the production of high-circulation glossy magazines. Packaging printers or converters use our equipment to produce printed material for consumer goods and other packaging applications and newspaper printers use our equipment to print their newspapers. Small and mid-size commercial printers typically use the equipment to create annual reports, direct mail, catalogs and other business material.

2.2	Three Year History
The following outlines a number of important events in our Company over the course of the last three fiscal years:

Fiscal 2004

▪	Commenced cost-saving and restructuring program targeting $24 million annualized savings by the third quarter of fiscal 2005.

▪
Creo Board of Directors established a Special Committee of independent Directors from among its members, charged with considering a full range of strategic options with the objective of enhancing shareholder value and evaluating and assessing Creo’s current business plan.

▪
Exhibited at Drupa 2004, the largest trade show in the graphic arts industry held every four years in Dusseldorf, Germany. In a total exhibit area of over 17,000 square feet, we demonstrated a full range of complete prepress solutions for packaging, newspaper and commercial printers. Approximately 390,000 visitors from around the world attended the tradeshow. Significant new product introductions included Prinergy Evo, an entry level PDF workflow suitable for mid-size and small commercial printers; and the Magnus VLF, the most productive Very Large Format CTP device available today. Also at Drupa, we displayed our range of digital thermal plates and announced two new processless printing plates: the Clarus WL and Clarus PL. Together with Xerox Corporation (“Xerox”) we also introduced the industry’s first fully integrated production workflow for digital and commercial printing.

▪
Raised net proceeds of approximately $48.5 million in an offering of five million Creo common shares. Proceeds are intended for general corporate and working capital purposes and to support the execution of our digital media strategy.

▪	Partnered with a leading Chinese plate manufacturer to supply thermal printing plates in China.

▪	Acquired U.S.-based printing plate manufacturing facility and plate technology from Spectratech International, Inc. (“Spectratech”).

▪	Signed an agreement with Xerox to resell mid-range and entry-level production color digital presses in Canada and the U.S.

▪
Acquired software technology from HiT Internet Technologies SpA of Affi, Italy, a leading developer of technology for the publishing industry, which will be incorporated into our new Synapse® NewsManager workflow.

▪
Completed the acquisition of a printing plate production facility from First Graphics (Pty) Limited (“FGL”). The acquisition was first announced on September 15, 2003 along with the launch of our own thermal printing plate.

▪
Disposed of our approximately 4.7 million common shares in Printcafe Software, Inc. (“Printcafe”) for cash and repaid our outstanding loan to Printcafe of $11.8 million. The net proceeds to Creo totaled approximately $22.1 million.

▪	Paid in cash the outstanding $4.0 million promissory note from our acquisition of ScenicSoft, Inc., which closed on October 24, 2002.

Fiscal 2003

▪	Announced in September 2003 the introduction of the Creo Positive Thermal Plate (“Creo PTP”).

▪
Entered into an agreement to acquire our own plate manufacturing facility in Pietermaritzburg, South Africa, and entered into outsourced manufacturing arrangements to enable global production, fulfillment and support of our own thermal printing plate, the Creo PTP.

▪	Expanded the Networked Graphic Production™ initiative into a broad industry initiative encompassing over 30 industry participants.

▪	Certified worldwide operations for environmental and quality management under ISO 14001 and 9001.

▪	Earned a 2003 GATF Intertech Technology Award for HyperFlex™ screening, a plate resolution enhancement technology.

▪	Koenig & Bauer AG became a European reseller of Brisque workflow solutions for their KBA 74 Karat digital offset press.

▪	Installed the 5000th Creo CTP system.

▪	Partnered with NEC Engineering to deliver CTP solutions for Japanese newspapers.

▪	Renewed a long-term strategic relationship with Xerox.

▪	Acquired ScenicSoft, Inc., a privately held company near Seattle, U.S., that develops and markets software for the publishing and printing industries.

Fiscal 2002

▪	Began consolidation of North American manufacturing and sales administration functions at our head office in Burnaby, British Columbia, Canada.

▪	Signed an agreement with Key Equipment Finance, an affiliate of Key Corporate Capital Inc., to offer third-party leasing for Creo customers around the world.

▪	Changed corporate name to Creo Inc. from Creo Products Inc.

▪	Entered into an agreement for the fixed repayment of research and development royalties totaling approximately $21.1 million over five years to Israel’s Office of the Chief Scientist.

▪	Increased ownership to 100% in Creo Japan Inc. (“Creo Japan”).

2.3	Significant Acquisitions, Dispositions and Events
Below is a more detailed account of significant acquisitions and events mentioned in Section 2.2 above:

Acquisition of the plate manufacturing assets from Spectratech International, Inc.

In February 2004, Creo entered into an asset purchase agreement with Spectratech to acquire a printing plate production facility in West Virginia and various working capital net assets including accounts receivable and inventory for approximately $19.7 million in cash. The acquired plate technology allowed Creo to introduce two new plates - Fortis™ PN for the newspaper market and Mirus™ PN for the commercial and packaging market.

Acquisition of the plate manufacturing assets from First Graphics (Pty) Ltd.

On December 5, 2003 we completed the acquisition of the plate manufacturing facility of FGL, based in South Africa, for an aggregate purchase price of $11.3 million. FGL has a modern, recently installed plate manufacturing line that has been producing the Creo PTP plate for some time and employs approximately 150 people.

Printcafe Divestiture

In October 2003, Creo disposed of its approximately 4.7 million common shares in Printcafe for cash and were repaid our outstanding loan to Printcafe of $11.8 million. The net proceeds to Creo were approximately $22.1 million.

3.	NARRATIVE DESCRIPTION OF THE BUSINESS
3.1	Industry Overview
According to an industry study prepared in 2002 for TrendWatch Graphics Arts, the global printing industry in 2001 was estimated to be $409 billion in shipments from over 218,000 printing establishments. Commercial printing is the largest segment of the printing industry and commercial printers are the largest purchasers of prepress capital equipment. Printers use high-speed lithographic offset printing presses, which require a set of master printing plates, to produce multiple copies of high-quality color materials such as magazines, catalogs and corporate annual reports. In lithographic offset printing, the images to be printed are formed on printing plates and the plates are then mounted onto the printing press cylinders. On the press, only the imaged areas of the plates accept ink. The inked images are then transferred onto the rubber-covered surface of another cylinder, and from that surface onto roll or sheet-fed paper. Lithographic offset printing produces large volumes of high-quality copies at high speed and low variable cost.

Despite the growth of CTP over the last ten years, the majority of the printing industry still uses conventional analog imaging methods. According to the August 2003 Vantage Strategic Marketing study, “Developing Market Opportunities For 'Direct-To' Technologies 2003-2008”, only 35% of worldwide plate consumption was digitally imaged in the year 2003; projected to rise to 58% in 2008. Even in North America, the most digitally progressive market, CTP devices were used to produce about 60% of plates in 2003, projected to rise to 82% in 2008.

At the end of 2004, industry sources estimated that approximately 22,500 CTP units were installed worldwide over 65 times more than in 1995. The use of digital plates has been growing rapidly with the adoption of CTP systems and this segment of the plate market is expected to continue to grow. According to industry sources, digital plate consumption is expected to increase from approximately 162 million metres2 (1.75 billion ft2) in 2003 to about 322 million metres2 (3.46 billion ft2) in 2008. That represents a compound annual growth rate for digital plates of approximately 15%.

We estimate that our total addressable market today is approximately $5.5 billion. The digital plate business is a large and fast growing part of the graphic arts market. Industry sources estimate that total digital plate sales in 2004 were $1.9 billion of a total plate market of approximately $4.0 billion.

3.2	Economic Regions
We segment our financial results into the following economic units: Americas; Europe, the Middle East and Africa (“EMEA”); Asia-Pacific, including Japan; and OEM and Other. The Americas region includes sales, distribution, and regional support for Canada, the U.S., Mexico, and Central and South America. This region is headquartered in Burnaby, British Columbia, Canada with regional support in Billerica, MA, and employs approximately 820 people. Headquartered in Waterloo, Belgium, the EMEA region employs a team of approximately 625. There are 11 Creo subsidiaries in our EMEA region, as well as a network of dealers and distributors. Our Asia-Pacific segment is based both in Hong Kong and Tokyo, where 315 employees distribute Creo products and provide customer support through offices serving 17 markets in Asia-Pacific, including Japan. The OEM and Other segment consists of the rest of our operations and includes royalties as well as products and services from our OEM businesses.

The following table sets forth information by segments for the year ended September 30, 2004:

	Americas (thousands)	EMEA (thousands)	Asia Pacific (thousands)	OEM and Other (thousands)	Total (thousands)

External revenues	$226,437	$240,352	$89,862	$79,148	$635,799
Segment contribution	45,928	44,075	22,830	(102,900)	9,933

Reconciliation to net earnings:
Segment contribution					$9,933
Financial income					913
Other					1,239
Income tax expense					(611)
Net earnings					$11,474

3.3	Principal Product Groups
Creo has the following product groups:

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Output devices, which include Trendsetter® and Lotem® platesetters and Dolev® imagesetters. The Lotem® 800 Quantum platesetter integrates SQUAREspot® thermal imaging with the automation and throughput of the Lotem platesetter;

▪
Printing Workflow Solutions, which develops software products, including the Brisque® digital front end (DFE), the Prinergy® workflow management system, the PS/M DFE for the Macintosh platform, the Preps®, Upfront®, and Pandora® products;

▪
Input Devices, which produce products that capture images by scanning from original film to create digital files that can be integrated into digital workflow. Products include the iQsmart™ and EverSmart® color scanners, and the Renaissance Copydot Scanning Systems;

▪
Leaf Systems, which produce Leaf™ Cantare, Volare, C-Most™ and Valeo digital camera backs that allow professional photographers to directly capture high quality digital images using existing medium format cameras and lenses;

▪
Inkjet Products and Proofing Solutions including the Proofsetter Spectrum®, a dedicated digital halftone proofing system, the Spectrum digital halftone proofing option for the Trendsetter and Lotem CTP devices, the Integris™ imposition proofers, and the Veris™ contract inkjet proofing system. As well, this group develops professional color calibration and management tools, and optimized ink and media;

▪
Digital Media, which includes the manufacture, support, distribution, and research and development of our own printing plates and related technologies and products; and the managing of our relationships with our media bundling partners; and

▪
Print On-demand Systems, which creates hardware and software for the digital printing market, including the Darwin™ Variable Information authoring tool and Variable Print Specification software, and the Spire color print servers which drive Xerox’s DocuColor 3535, 5252 and 6060 printers as well as the Xerox DocuColor iGen3 presses.

In fiscal 2004, Creo made a series of product introductions, including:

▪	new Prinergy® Evo

▪	Exactus™ thermal gravure cylinder preparation system

▪	Spotless™ 4 and Spotless™ X software

▪	Magnus™ very large-format (“VLF”) CTP imaging device

▪	A new version of Darwin™ variable information (VI) authoring tool and new Variable Information (VI) Toolbox software

▪	two new processless printing plates: a waterless polyester plate for direct imaging presses and a processless aluminum plate for commercial offset printing

▪	Leaf® Valeo wireless digital camera back family

▪	new versions of key prepress software: Prinergy® and Brisque workflow management systems, Synapse UpFront®, Synapse InSite, Synapse Link, Preps®, and Pandora®

▪	new Spire™ color servers for the Xerox® DocuColor™ 3535 and 5252 printers

▪	new Spire CXP8000 color server for Xerox DocuColor 8000 digital press

▪	iQsmart1® scanner and the Leaf Aptus digital camera back

▪	ThermoFlex® Mid digital imager and a new version of Prinergy Powerpack™ packaging prepress workflow

3.4	Product Manufacture and Assembly
At our three production facilities in British Columbia, Canada, we assemble and perform final integration of Magnus and VLF Trendsetter output devices, 4-page and 8-page Trendsetter CTP output devices, ThermoFlex CTP devices for flexographic printing, TS News CTP for newspaper printing, and all squarespot thermal imaging heads. We also manufacture the Prinergy, Synapse, Preps, Upfront and Pandora software products as well as thermal imaging heads and other components that are supplied on an OEM basis for incorporation into the Heidelberg Speedmaster 74 DI and MAN Roland DICOweb. We also produce and assemble the Veris inkjet proofing products and integrate the Integris imposition proofers in British Columbia.

At our facilities in Herzlia, Israel, we manufacture the Lotem family of CTP output devices, the Spire digital front end, the Brisque and PS/M workflow solutions, the iQsmart and EverSmart line of scanners, the Dolev family of CTF imagesetters, and the Leaf family of digital camera back products. The Lotem® Quantum platesetter is manufactured in Israel and incorporates thermal imaging heads manufactured in our British Columbia facilities.

At our facility in South Africa, we manufacture our Creo PTP plate and associated chemistry.

At our facility in West Virginia, U.S., we manufacture our Creo Mirus and Fortis plates and associated chemistry.

In our British Columbia and Israeli manufacturing facilities, we perform complex electro-optical and electro-mechanical assemblies, as well as final testing and system integration at these facilities. In British Columbia we subcontract most of the electro-mechanical assemblies and buy most components, including optical components, boards, cables, machined parts, and sheet metal. In British Columbia we also produce accurate machined parts. In our Israeli manufacturing facilities we also have the capacity for high end manufacturing of electronic boards and sub-assemblies and accurate machined parts, some of which are supplied as components and sub-assemblies to our British Columbia manufacturing facilities. We manufacture products on orders and purchase components on forecast.

3.5	Research and Product Development
Our research and product development activities are performed in-house by a group of more than 900 engineers, scientists and technicians with expertise in a variety of fields, including software, electronics, mechanics, optics, physics and chemistry. Research and development work takes place in Burnaby, Herzlia and Boston, and we also conduct software development work in Seattle, Denver and Brussels. In 2004 we consolidated the Seattle software development work in Burnaby and Herzlia. Product development is organized around core teams with representatives from all areas of our Company. Each core team has the authority to manage all aspects of its products and projects, including product architecture, core technology, functionality, and testing.

In the fiscal years ended September 30, 2002, 2003 and 2004, our gross research and product development expenditures were $88.5 million, $103.3 million and $106.3 million, respectively.

We have received funding for our research and development work from partners including media suppliers, press manufacturers and our customers in connection with specific product development initiatives that they have asked us to undertake. For fiscal years 2002 through 2004, we received an aggregate of $25.6 million in research and development funding from these sources. We also received funding from the Canadian government through investment tax credits for an aggregate of $34.6 million during the same period. Creo has an agreement with E. I. DuPont de Nemours & Co. (“DuPont”) to develop equipment for the manufacture of color filter components used in flat panel displays. Under the agreement, DuPont funds Creo’s development costs to develop the imaging equipment.

In January 2002, we entered into an agreement for the fixed repayment of royalties to the Office of the Chief Scientist (“OCS”) in the Government of Israel’s Ministry of Industry and Trade which is responsible for implementing government policy regarding support and encouragement of industrial research and development (“royalty arrangement”). Pursuant to the agreement, we agreed to pay a total of approximately $21.1 million over five years in order to satisfy all potential future royalty obligations. From January 1, 2002 through September 30, 2004 the OCS funded projects with grants in the aggregate amount of $5.041 million under the new grant regime that does not require repayment.

Our current research and product development efforts are focused on improving our current product line, including enhancements to our thermal imaging head technology, developing next generation workflow and output devices, developing the next generation inkjet proofing solutions including the Veris inkjet proofer, developing our next generation of thermal digital plate products and applying our core technologies to new printing markets and methods such as newspapers, packaging, printing, gravure and flexography.

3.6	Sales and Marketing
We sell and support our products through both direct (including web-based and telephone sales) and indirect sales organizations. Our direct sales organization is managed through distribution centers in Billerica, MA; Waterloo, Belgium; Herzlia, Israel; Hong Kong; Tokyo; Japan; and Burnaby, British Columbia, Canada; and consists of approximately 525 people located at our headquarters in Burnaby, our distribution centers, and in regional sales offices in various locations in the U.S., including Boston, Chicago, Los Angeles and San Francisco; and throughout the world including Brussels, Belgium; Sydney, Australia; London, United Kingdom; Beijing and Shanghai, China; Paris, France; Munich, Germany; Milan, Italy and smaller offices around the world.

We sell and support the majority of our products through both direct and indirect sales channels, with the exception of OEM products that are sold, distributed, and supported by our OEM partners. In each market, we aim to optimize the sales channel for the products sold through that channel with the characteristics of the market. We use our direct sales organization in the largest markets for sale of most of our products. The direct approach is an effective distribution method for the majority of our CTP equipment products as it allows our specifically trained sales force to sell the competitive differentiation of our solutions. Accordingly, in the Americas, approximately 80% of our sales are made through direct channels, while approximately 55% of our sales are through direct channels in EMEA and nearly 70% in the Asia-Pacific region. We successfully employ indirect channels, including dealers and distributors, in the smaller markets and for lower cost or lower volume products.

3.7	Customers and Customer Support
More than 25,000 Creo customers have prepress equipment installed throughout the world. Those customers rely on Creo to keep critical equipment in operation at all times. Creo has one of the largest pre-press customer support networks in the industry consisting of more than 1,115 people located throughout the world and managed through our regional centers in Burnaby, British Columbia, Canada; Waterloo, Belgium; Tokyo, Japan; and Hong Kong. We provide comprehensive services to our customers including on-site and, in many cases, “24 x 7” on-line service and support. Upon delivery of one of our systems, a team performs the installation and initial testing procedures and supports the site until the customer has accepted the system. Our field operations teams and strategically located service representatives provide same-day or next-day on-site service under support contracts. We have experienced engineers able to connect by modem with each of our systems in North America to provide immediate remote-line diagnostics and troubleshooting. We also provide instruction in the use of all of our products, both at customers’ sites and at training facilities in Burnaby, Brussels, Hong Kong and Chicago. Technical news and updates, as well as software upgrades, are posted on our web site for easy remote access.

3.8	Competition
The market for digital prepress equipment and systems is highly competitive. It is changing rapidly and is affected by changes in customer requirements, new product introductions and other market activities of industry participants. We face direct competition from other manufacturers and resellers of prepress systems, including Fuji Photo Film Co., Heidelberg, Agfa-Gevaert N.V., Dainippon Screen Mfg. Co. Ltd., Kodak Polychrome Graphics and Esko-Graphics. Other companies offer equipment that compete with specific products or components within the Creo product line. The principal competitive factors affecting sales of our solutions are priced relative to performance and customer service.

We also face potential indirect competition from other printing methods, principally xerography and ink jet technologies. Xerography is the printing process used in most ordinary office copiers, in which an electrostatic image is developed with a dry powder toner and then transferred to paper. Ink jet technology sprays ink directly on the paper surface using ink jet nozzles similar in concept to ink jet printers commonly used in offices and at home. Xerography and inkjet technology have benefited from technological innovations that make either or both of these technologies an economic alternative to offset printing for low volume print runs and variable print runs (where each copy is different). Nonetheless, for mid to higher volume printing, offset printing enjoys a substantial cost per page savings.

3.9	Intellectual Property
Our success and ability to compete are dependent in part on our ability to develop and protect our proprietary technology. Our practice is to file patents primarily in the U.S. and to make corresponding applications elsewhere when considered advisable to protect technology, inventions and improvements important to the development of our business. We also rely on a combination of copyright, trademark and trade secret rights, confidentiality agreements and licensing arrangements. As of September 30, 2004, we held approximately 328 patents worldwide, 211 of which were granted U.S. patents, and at that time we had 143 pending U.S. applications. In the past fiscal year, we were granted 33 U.S. patents and filed approximately 59 new patent applications in the U.S.

3.10	Human Resources
As at September 30, 2004, we employed approximately 3,960 people. Of these, 905 were engaged in research and product development, 950 in manufacturing, 1,115 in customer support activities and 990 in marketing, sales and administration.

3.11	Facilities
Our headquarters are located in Burnaby, near Vancouver, in British Columbia, Canada. We own three adjacent facilities totaling 322,000 square feet housing our executive and administrative offices, management of our Creo Americas, Inc. sales and services distribution in North America, our research and development group, a demonstration facility, customer support response centre, customer training facility, and a thermal head production facility.

We also own a 139,000 square foot production facility in Delta, British Columbia, Canada, which includes a modern assembly area, clean rooms for integration and product testing and a precision machine shop with computer-controlled equipment, and lease a 60,000 square foot warehouse facility in Delta, British Columbia.

We lease a 90,000 square foot production and office facility in Billerica, Massachusetts. The Billerica facility has administrative offices to support sales and services activities in North America, Central America and South America. We have regional sales and service offices in leased premises in various locations throughout the U.S.

We lease a number of adjacent buildings in Herzlia, Israel, consisting of approximately 180,000 square feet, which house regional management, research and development and manufacturing.

In Pietermaritzburg, South Africa, we own a 75,000 square foot production and office facility and an adjacent 75,000 square foot warehouse and office facility. The production facility consists of modern plate-making equipment.

In Middleway, West Virginia, we own a 325,000 square foot production and office facility. The production facility consists of modern plate-making equipment.

Our European sales, service and training operations are headquartered in Brussels, Belgium, under a lease expiring in December 2005. Our Japanese sales, service and training operations are headquartered in Ikebukuro, Tokyo, Japan, under leased premises. Our Asia-Pacific sales, service and training operation are headquartered in leased premises in Hong Kong. We also have smaller local offices throughout the world to support local sales, service and training activities.

3.12	Corporate Governance
Creo is committed to high standards of corporate governance. The Toronto Stock Exchange requires listed companies to disclose their corporate governance practices with reference to a set of guidelines for effective corporate governance recommended in the final Report of the TSX Committee on Corporate Governance in Canada (the "Guidelines"). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their Committees and the effectiveness and education of Board members. Our most recent Management Proxy Circular for our most recent annual meeting of shareholders that involved the election of directors (the "Management Proxy Circular") sets out the principal components of the Guidelines, and indicates the extent to which Creo is in compliance. As well, there have been recent changes and evolving standards regarding corporate governance practices in the U.S., notably with changes introduced under the Sarbanes-Oxley Act.

A foreign company listed on the NASDAQ is required to report any exemptions from NASDAQ listing requirements or material non-compliance with the NASDAQ corporate governance requirements. Creo is in compliance with these corporate governance requirements and is not relying on any exemptions from listing requirements.

Creo meets all the applicable corporate governance requirements in Canada and the U.S.

Board of Directors

The Charter of the Board sets out its mandate and is included in our Management Proxy Circular. Under the Canada Business Corporations Act, the Directors are required to oversee the management of Creo's business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of Creo’s shareholders. In addition, each Director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In discharging this responsibility, the Board oversees and monitors significant corporate plans and strategic initiatives. The Board's strategic management process consists of an annual review of Creo's business plan and budget, and quarterly reviews of and discussions with Management relating to strategic and budgetary issues. The Board reviews the principal risks inherent in Creo's business, including financial risks, and assesses the systems established to manage those risks. Directly and through its audit committee (the "Audit Committee"), the Board also assesses the integrity of Creo's internal financial controls and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve annual operating and capital budgets; any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets; long-term strategy; organizational development plans; and the appointment of the Senior Executive Officers.

The Board expects Management to focus on enhancing shareholder value by formulating and refining Creo's corporate mission, securing the commitment of Creo employees to that mission, developing strategies consistent with the corporate mission and formulating programs and procedures for their implementation. Management is expected to provide effective leadership in all aspects of Creo’s activities, to maintain the Company's corporate culture and motivate its employees, and to communicate effectively with employees, customers and other industry participants. The Board also expects Management to provide the Directors on a timely basis with information concerning the Company's business and affairs, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively.

The Board holds regular quarterly meetings. Between the quarterly meetings, the Board meets as required, generally by means of telephone conferencing facilities. As part of the quarterly meetings, the independent Directors also meet separately from Management. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge or experience. The Board and committees of the Board have the ability to retain such independent advice that they deem necessary in their sole discretion and individual Directors may retain independent advice with the concurrence of one other Board member, and any expenses associated with such advice will be borne by Creo.

Composition of the Board

At our last annual meeting of shareholders held on February 18, 2004, Creo shareholders elected 10 Directors. Of these Directors, eight were "unrelated" within the meaning of the Guidelines - that is, they were independent of Management and free from any interest and any business or other relationship with Creo which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Company, other than interests arising from shareholdings. Two Directors, Amos Michelson, Creo’s Chief Executive Officer, and Mark Dance, Creo’s Chief Financial Officer and Chief Operating Officer, were "related" within the meaning of the Guidelines by reason of their employment by Creo. As of September 30, 2004, a majority of the Board, being eight Directors out of 10, is considered independent under the Guidelines and the NASDAQ rules.

Creo does not have a "significant shareholder" within the meaning of the Guidelines - that is, a shareholder with the ability to cast a majority of the votes for the election of Directors.

Auditor Independence

Creo’s Audit Committee is satisfied that the Company's independent auditor is free from conflicts of interest that could impair its objectivity in conducting the audit of Creo. The Audit Committee is required to approve in advance all non-audit related services performed by the independent auditor prior to their performance, and the auditor is not permitted to perform services for the Company prohibited for an independent auditor under applicable Canadian and U.S. regulations, including the Sarbanes-Oxley Act. The Audit Committee is of the view that the Company's auditor meets the relevant independence requirements. For more information on the Company's Audit Committee, see below under the heading "Audit Committee Information".

Code of Conduct

Creo has adopted a Code of Conduct that formalizes and codifies long-standing policies and guidelines, a copy of which is in our Management Proxy Circular. The Code of Conduct applies to all of Creo's Directors, officers and employees and is reviewed and approved by the Board annually. The Code of Conduct sets out the Company's guiding principles and provides that we will act ethically and in compliance with legal requirements in all jurisdictions where we operate. The Code of Conduct also incorporates the Company's disclosure policy for communicating material information with the investment community and our shareholders, and sets out our policies on conflicts of interest and insider trading or tipping, among other things. The Code of Conduct also enables individuals to make anonymous complaints directly to the Board and protects "whistle-blowers" when making complaints under the Code of Conduct. The Code of Conduct is posted on our website at www.creo.com/governance.

3.13	Risk Factors
Our business is subject to significant risks and our past performance is no guarantee of future performance. Some of the risks we face are outlined in our 2004 Annual Report starting on page 32. Copies of our 2004 Annual Report may be obtained upon request from our Corporate Secretary and the report is also available on the SEDAR website at www.sedar.com.

4.	DIVIDEND POLICY
We have never declared or paid any cash dividends on our outstanding shares. We currently expect to retain any future earnings for the development and expansion of our business, and therefore do not currently expect to pay cash dividends in the foreseeable future.

5.	DESCRIPTION OF CAPITAL STRUCTURE
We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. Each common share carries one vote on all matters to be voted on by shareholders. There are no limitations on the rights of non-resident or foreign owners of our common shares to hold or vote their shares. After satisfying any preferences conferred on the holders of any outstanding preferred shares, the holders of common shares are entitled to share ratably in any dividends declared by our Board, and in all assets remaining after our liabilities have been discharged, if we are liquidated, dissolved or wound up.

Our Board is authorized, without further action by our shareholders, to issue preferred shares in one or more series. The preferred shares as a class are entitled to priority over the common shares if our Board of Directors decides to pay any dividends or if we are dissolved, liquidated or wound up and capital is returned to our shareholders.

Our Board has broad discretion to determine the rights to be attached to any series of preferred shares. For example, it can decide the number of shares in the series, whether they are to have voting rights, what dividends they are to receive and whether those dividends are to be cumulative, and whether the shares are to be convertible into or exchangeable for other securities and, if so, what the conversion terms will be.

On September 30, 2004, there were 55,127,784 common shares issued and outstanding. No preferred shares have been issued to date. At that date, 6,893,147 of the outstanding options had vested.

6.	MARKET FOR OUR SECURITIES
Our common shares are listed on the Toronto Stock Exchange under the symbol "CRE" and on the NASDAQ National Market under the symbol "CREO".

Information concerning the trading prices and volumes of our common shares during fiscal 2004 is set out below:

	The Toronto Stock Exchange				NASDAQ National Market

	Share Price Trading Range				Share Price Trading Range

Month	High	Low	Close	Share Volume	High	Low	Close	Share Volume
	(Canadian dollars per share)			(millions)	(U.S. dollars per share)			(millions)
October-03	15.94	13.80	15.60	170,409	12.09	10.22	11.80	63,186
November-03	15.80	12.26	14.45	197,160	12.00	9.33	10.61	78,852
December-03	14.44	12.44	13.32	82,090	11.05	9.46	10.30	45,759
January-04	14.02	13.52	13.83	121,648	10.81	10.45	10.69	68,310
February-04	14.19	13.74	13.98	176,100	10.76	10.34	10.50	74,047
March-04	12.79	12.39	12.53	157,396	9.65	9.31	9.44	110,861
April-04	12.33	11.93	12.07	88,395	9.28	8.91	9.02	36,648
May-04	10.69	10.25	10.48	371,290	7.83	7.44	7.62	122,680
June-04	11.53	11.12	11.32	137,932	8.52	8.16	8.34	53,771
July-04	12.31	11.88	12.19	169,576	9.30	8.99	9.19	168,524
August-04	10.85	10.41	10.63	281,586	8.30	7.94	8.14	54,305
September-04	10.35	10.11	10.22	89,000	8.09	7.84	7.93	28,562

7.	DIRECTORS AND OFFICERS
The following table sets forth the name and municipality of residence, position held with Creo and principal occupation of each of the directors and corporate officers of Creo as at February 14, 2005. Directors of Creo hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed.

7.1	Directors of Creo Inc.

Name, Municipality of Residence, Principal Occupation	Director Since	Position Held with Creo
Douglas A. Brengel(1) San Marino, California Senior Managing Director, West Coast Technology Group, Citigroup Global Markets Inc.	2000	Director
Mark N. Dance Vancouver, British Columbia	2001	Director, Chief Financial Officer and Chief Operating Officer
Norman B. Francis(1) West Vancouver, British Columbia Corporate Director	2000	Director
Steve M. Gordon(1) Ellensburg, Washington Chief Operating Officer, Casey Family Programs and Corporate Director	2004	Director
Jean-Francois Heitz(1) Bellevue, Washington Corporate Director	2004	Director
John McFarlane(2) Saratoga, California Chairman and Chief Executive Officer of Ascendent Systems	2003	Director
Amos Michelson Vancouver, British Columbia	1992	Director and Chief Executive Officer
Morgan Sturdy (2) West Vancouver, British Columbia Corporate Director	2001	Director
Kenneth A. Spencer, (2)(3) Vancouver, British Columbia Corporate Director	1985	Director

Charles E. Young(2) Vancouver, British Columbia President & Chief Executive Officer, Marin Investments Ltd.	1999	Chair of the Board of Directors

1.	Member of the Audit Committee.
2.	Member of the Compensation, Nominating and Corporate Governance Committee.
3.	Dr. Spencer did not serve as a director during the period January 1996 to January 1997.
As at February 14, 2005, our Directors and Senior Officers as a group, beneficially owned, either directly or indirectly, or exercised control or direction over, an aggregate of 5,660,868 common shares of Creo. Additional information with respect to terms of office for Directors, ownership of Creo shares by Directors and Senior Officers, and the committees of the Board of Directors is contained in our Management Proxy Circular.

7.2	Officers of Creo Inc.

Name, Municipality of Residence	Officer Since	Position
Amos Michelson Vancouver, British Columbia	1992	Chief Executive Officer
Daniel Gelbart Vancouver, British Columbia	1985	Chief Technology Officer
Mark N. Dance Vancouver, British Columbia	1996	Chief Financial Officer and Chief Operating Officer
Judi Hess Vancouver, British Columbia	2002	President and Acting President, Creo Americas
Paul Kacir North Vancouver, British Columbia	2000	Corporate Secretary

7.3	Senior Management of Creo

Name, Municipality of Residence	Senior Management Since	Position
N. David Brown North Vancouver, British Columbia	1993	Corporate VP, Business Strategy
Stan Coleman West Vancouver, British Columbia	2002	Corporate VP, Printing Workflow Solutions
Ronen Cohen Herzlia, Israel	2001	Corporate VP, Print-on-Demand

Philippe H. Favreau Vancouver, British Columbia	1995	Corporate VP, Operations
Arnon Dror Vancouver, British Columbia	2004	Corporate VP, Finance
Gordon Kukec Vancouver, British Columbia	2002	Corporate VP, Information Systems
Israel Sandler Brussels, Belgium	2000	Corporate VP and Managing Director, Creo Europe, Middle East and Africa
Boudewijn Neijens West Vancouver, British Columbia	2001	Corporate VP, Global Marketing
Brad Palmer Surrey, British Columbia	2001	Corporate VP, Inkjet Printing
Rob Mielcarski Delta, British Columbia	1994	Corporate VP, Human Resources
Michael Rolant Herzlia, Israel	2001	Corporate VP and President Creo Israel
Kuty Paperny Herzlia, Israel	2001	Corporate VP, Output Products
Eyal Shpilberg Shoham, Israel	2000	Corporate VP, Thermal Consumables
Garron Helman Stanley, Hong Kong SAR	2000	Corporate VP and Managing Director, Creo Asia Pacific
Scott Prina Tokyo, Japan	2003	Corporate VP and Managing Director, Creo Japan

8.	AUDIT COMMITTEE INFORMATION
Currently, the Audit Committee is composed of four unrelated and independent directors, Messrs. Brengel (Chair), Francis, Gordon and Heitz. The Audit Committee’s Charter, incorporated herein by reference, establishes the membership requirements for, and general functions, authority, role and responsibilities of, the committee and is included in our Management Proxy Circular. All of the members of the Audit Committee meet current independence, financial literacy and experience requirements of U.S. Securities and Exchange Commission, the NASDAQ, the TSX and other applicable regulatory authorities. Messrs. Brengel, Francis, Gordon and Heitz are considered to have the requisite experience to be considered financial experts. The Creo Audit Committee is responsible for, among other matters:

(a)	making recommendations to the Board as to appointment of the independent auditor and setting the independent auditor’s remuneration;
(b)	satisfying themselves as to the independence of the independent auditor;
(c)	reviewing and making recommendations to the Board as to the annual audit of Creo's financial statements and internal accounting practices and policies;
(d)
overseeing the internal auditor for the Company, and reviewing and receiving reports from the internal auditor on the financial reporting of the Company and the internal controls over financial reporting;

(e)	reviewing Creo's annual and interim financial statements and any public disclosure documents containing financial information prior to its public dissemination;
(f)	assessing risk areas and policies to manage risk, including, without limitation, financial and business risk, environmental risk and insurance coverage;
(g)	reviewing and approving the hiring of any employees associated with the independent auditor to senior financial positions with Creo; and
(h)	reviewing and, if appropriate, approving changes to Creo's corporate treasury policy.

In the 2004 fiscal year, the fees paid to the auditor were as follows:

	2004 Amount paid	Percent
Audit fees	$1,048,847	81%
Audit related fees	53,309	4%
Tax fees	193,672	15%
Total fees	$1,295,828	100%

In the 2003 fiscal year, the fees paid to the auditor were as follows:

	2003 Amount paid	Percent
Audit fees	$1,300,000	69%
Audit related fees	280,000	15%
Tax fees	310,000	16%
Total fees	$1,890,000	100%

9.	AUDITORS, TRANSFER AGENT AND REGISTRAR
Our auditors are KPMG LLP, Chartered Accountants. The transfer agent and registrar for Creo's common shares is Computershare Trust Company of Canada.

10. ADDITIONAL INFORMATION

Additional information with respect to Creo, including our Directors’ and officers’ remuneration and indebtedness, principal holders of our common shares and options to purchase our common shares, and the interests of our insiders in material transactions, where applicable, is contained in our most recent Management Proxy Circular for our most recent annual meeting of shareholders that involved the election of directors. Financial information is provided in the Consolidated Financial Statements and Management's Discussion and Analysis.

Copies of our most recent Annual Report, Management Proxy Circular and this Annual Information Form may be obtained upon request from the Corporate Secretary of the Company or our Investor Relations Department. These documents are also available on the SEDAR website at www.sedar.com.